Management's Discussion and Analysis

February 22, 2011

The following is management's discussion and analysis (MD&A) of the results of operations for LPBP Inc. (LPBP or the Company and which was previously named Hemosol Inc.) for the twelve months ended October 31, 2010 and its audited financial statements and accompanying notes. This MD&A should be read in conjunction with the audited financial statements for the year ended October 31, 2010.

This MD&A is intended to enable readers to gain an understanding of LPBP’s current results and financial position and provides the information that management believes is required to gain an understanding of LPBP's current results and to assess the Company's future prospects. Accordingly, certain sections of this report may contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

Overview
Pursuant to a May 2004 plan of arrangement (the Arrangement), the Company entered into an agreement with Nordion Inc. (Nordion and which was previously MDS Inc.) which resulted in a reorganization of the Company's business (the Blood Products Business) and Nordion's Ontario clinical laboratories services business (Labs LP).  Shareholders, other than Nordion, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company.  Nordion, a related party, holds 99.56% of the equity shares and 47.5% of the voting shares of the Company.

On October 4, 2006, Nordion agreed to sell its Canadian diagnostics business in a transaction valued at $1.3 billion. Nordion’s Canadian diagnostics business included its general partnership interest in the business of Labs LP. To effect this transaction, MDS Laboratory Services Inc. (MDS Labs), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the labs business (the Partnership Sale). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

On February 23, 2007, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.  As a result of the Partnership Sale, Labs LP was dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred in February 2007 to be held by Nordion in trust for the benefit of the Company. The Company was entitled to the funds held by Nordion to fund its day to day operations including the payment of income taxes. During 2009, the Company received the remaining balance of funds held by Nordion so no amounts were held by Nordion at October 31, 2009.

Effective January 1, 2008, the Company received interest and investment returns, on fund balances held by Nordion, based on the Bank of Canada bank rate less 0.3%. The Company earned no interest income in the twelve month period ending October 31, 2010.  For the year ended October 31, 2009 the amount earned was $613.

Management information circular containing further particulars of the Nordion Sale and the Partnership Sale are available at www.sedar.com.  A report of the particulars on the results of the shareholder votes is also posted on SEDAR.

Subsequent to October 31, 2010, the Company has sufficient funds to meet its ongoing corporate expenses and obligations. No further distributions will be made to either the Class B shareholders or the Class A shareholders. The Company has no ongoing operations.

Operating Results
The results for the Company were limited to interest income earned on the funds being held by Nordion in trust for the Company less general corporate expenses.  The Company earned no interest income for the year ended October 31, 2010.  For the year ended October 31, 2009 the amount earned was $613.  The amount of the interest earned during the year ended October 31, 2010 is lower compared to the year ended October 31, 2010 due to the balance held from May 1, 2009 being $Nil.

Liquidity and Capital Resources
The Company's liquidity and working capital was historically dependent on distributions from Labs LP.  Cash was paid out in dividends to shareholders, with any operating expenses being funded through the balance of distributions received from Labs LP.  After the sale and subsequent dissolution of the Labs LP, and after the distributions to its shareholders, the Company has sufficient cash on hand remaining to cover its income taxes and general corporate expenses for the foreseeable future.

As at October 31, 2010 the Company has not entered into any contractual obligations, which will require future payments, including long-term debt.  Additionally, the Company has not entered into commitments for capital expenditures nor does it intend to enter into such commitments.

Financial Instruments
There are no outstanding financial instruments as at October 31, 2010.

Off Balance Sheet Arrangements
The Company has not entered into any off Balance Sheet arrangements as at October 31, 2010.

Controls and Procedures
As part of the Form 52-109 certification, the Chief Executive Officer and the Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures to ensure that material information with respect to the Company is made known to them and that they have evaluated the effectiveness of the Company’s disclosure controls at the end of the period covered by this filing. Disclosure controls and procedures ensure that the information required to be disclosed by the Company in the reports it files or submits to the regulators is recorded, processed, summarized and reported, within the time period required. The Company has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

Recent Accounting Pronouncements
The AcSB will require all public companies to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to prepare both current and comparative financial information using IFRS.

While the conceptual framework for IFRS and Canadian GAAP are similar, there are significant differences in recognition, measurement and disclosure requirements.  Based on the Company’s review, there will be no financial impact due to the transition to IFRS.